FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of July 2007

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on July 25, 2007, by Matsushita Electric Industrial Co., Ltd. (the registrant), reporting its annual financial results for first quarter ended June 30, 2007 (fiscal 2008)

2.	Supplemental consolidated financial data for first quarter ended June 30, 2007

3.	News release issued on July 25, 2007 by the registrant, announcing the decision to absorb wholly-owned subsidiary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YOICHI NAGATA
Yoichi Nagata, Attorney-in-Fact
Director of Overseas Investor Relations
Matsushita Electric Industrial Co., Ltd.

Dated: August 3, 2007

July 25, 2007

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-3578-1237)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542 -6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Munetsugu Takeda (Europe)

(Tel: +49-611-235-305)

Investor Relations Contacts:

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1365)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-7562-4400)

ANNOUNCEMENT OF FINANCIAL RESULTS

(Note: Dollar amounts for the most recent period have been translated for convenience at the rate of U.S.$1.00 = 123 yen.)

MATSUSHITA REPORTS FIRST QUARTER NET PROFIT INCREASE

- Strong sales and streamlining contributed to favorable first quarter results -

Osaka, Japan, July 25, 2007 — Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]) today reported its consolidated financial results for the first quarter, ended June 30, 2007, of the current fiscal year ending March 31, 2008 (fiscal 2008).

First-quarter Results

Consolidated group sales for the first quarter increased 5% to 2,239.5 billion yen (U.S.$18.21 billion), from 2,136.9 billion yen in the same three-month period a year ago. Explaining the first quarter results, the company cited sales gains in all product categories except JVC. Of the consolidated group total, domestic sales increased 2%, to 1,078.0 billion yen ($8.76 billion), from 1,061.9 billion yen a year ago. Overseas sales increased 8%, to 1,161.5 billion yen ($9.44 billion), from 1,075.0 billion yen in the first quarter of fiscal 2007.

During the first quarter under review, the electronics industry faced severe business conditions in Japan and overseas, due mainly to rising prices for crude oil and other raw materials and continued price declines caused by ever-intensified global competition, mainly in digital products. Under these circumstances, in fiscal 2008, the first year of the new mid-term management plan GP3, Matsushita is implementing initiatives to accelerate steady growth with profitability.

As part of such efforts, the company continues to strengthen a new series of V-products, as a core of its growth strategy, to capture leading market shares and make a significant contribution to overall business results. In overseas businesses, Matsushita is aiming to grow sales in emerging markets as well as the U.S. and Europe. The company is already building a framework to increase sales in Russia, Brazil and India, and its strategy is to put greater emphasis on cutting-edge products in these markets. In addition, Matsushita is striving to transform itself into a manufacturing-oriented company—one that combines all the business activities of the Group toward the launch of products, thereby contributing to the creation of customer value. Matsushita is promoting wider collaboration across business fields and operating regions in order to reinforce product design and quality, procurement, logistics, overseas sales and other areas of its operations.

Regarding earnings, operating profit1 for the first quarter was up 13%, to 73.9 billion yen ($601 million), from 65.1 billion yen in the same period a year ago, despite intensified global price competition and rising raw materials prices. This improvement was due primarily to sales gains, comprehensive cost reduction efforts and a weaker yen. In other income (deductions), a gain of 8.2 billion yen was recorded as financial income, net. This, and other factors, resulted in pre-tax income of 84.0 billion yen ($683 million), up 11% from the same period a year ago. Net income increased 10% to 39.3 billion yen ($320 million), from 35.8 billion yen in the same quarter of the previous year.

[1]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 12.

Consolidated Sales Breakdown by Product Category2

The company’s first quarter consolidated sales by product category, as compared with prior year amounts, are summarized as follows:

AVC Networks

AVC Networks sales increased 5% to 924.7 billion yen ($7.52 billion), compared with 881.6 billion yen in the same period of the previous year. Sales of video and audio equipment increased 2% from the previous year. Sales gains were recorded in flat-panel TVs, digital cameras and DVD recorders, contributing to overall increased sales.

Sales of information and communications equipment increased 7%, due mainly to strong sales in automotive electronics equipment.

Home Appliances

Sales of Home Appliances increased 10% to 339.9 billion yen ($2.76 billion), compared with 309.9 billion yen in the previous year. Within Home Appliances, sales gains were recorded in air-conditioners and compressors as well as microwave ovens, resulting in overall increased sales.

Components and Devices

Sales of Components and Devices increased 5% to 284.7 billion yen ($2.31 billion), compared with 270.1 billion yen in the previous year. Strong sales were recorded mainly in general electronic components, thereby contributing to overall sales gains in this category.

MEW and PanaHome

Sales of MEW and PanaHome increased 5% to 385.7 billion yen ($3.14 billion) from 367.4 billion yen a year ago. At MEW and its subsidiaries, sales gains were recorded with favorable sales in electrical construction materials and electronic and plastic materials. At PanaHome Corporation, favorable sales in detached housing contributed to increased sales. Accordingly, overall sales growth was achieved in this category.

[2]

The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, the year-on-year figures for AVC Networks and Home Appliances are based on the reclassified fiscal 2007 sales results for those product categories.

JVC

Sales for JVC (Victor Company of Japan, Ltd. and its subsidiaries) decreased 10% to 135.3 billion yen ($1.10 billion), from 150.2 billion yen a year ago. This result was due primarily to sluggish sales of AV equipment.

Other

Sales for Other increased 7% to 169.2 billion yen ($1.38 billion), from 157.7 billion yen a year ago.

Consolidated Financial Condition

Net cash provided by operating activities for the first quarter of fiscal 2008 amounted to 64.3 billion yen ($523 million). This was attributable primarily to cash inflows from net income and depreciation. Net cash provided by investing activities amounted to 17.9 billion yen ($146 million). This result reflects a decrease in time deposits, despite an increase in investments and advances, and capital expenditures for tangible fixed assets consisting of manufacturing facilities for priority business areas such as semiconductors and plasma display panels (PDPs). Net cash used in financing activities was 112.0 billion yen ($911 million), including a repurchase of the company’s common stock and the payments of dividends. All these activities resulted in a balance of cash and cash equivalents of 1,256.8 billion yen ($10.22 billion) at the end of June 2007, whereby the company’s cash balance increased 20.1 billion yen from the end of March 31, 2007.

The company’s consolidated total assets as of June 30, 2007 increased 246.3 billion yen to 8,143.2 billion yen ($66.21 billion), as compared with 7,897.0 billion yen at the end of fiscal 2007. This increase was due primarily to an increase in inventories for seasonal factors. Stockholders’ equity increased 48.2 billion yen, as compared with the end of the last fiscal year, to 3,964.9 billion yen ($32.24 billion). This result was due mainly to an increase in retained earnings and accumulated other comprehensive income, sufficient to offset the effects of repurchases of the company’s own shares from the market.

Outlook for Fiscal 2008

For information about the forecast for the fiscal 2008 first half and the full fiscal year 2008, ending March 31, 2008, please see press release “Matsushita Revises Fiscal 2008 Financial Forecast” issued on July 24, 2007.

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand products, is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Matsushita home page URL: http://panasonic.net/

Matsushita IR web site URL: http://ir-site.panasonic.com/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Income *

(Three months ended June 30)

	Yen (millions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
Net sales	¥2,239,505	¥2,136,934	105%	$18,207
Cost of sales	(1,588,045)	(1,494,389)		(12,911)
Selling, general and administrative expenses	(577,569)	(577,428)		(4,695)

Operating profit	73,891	65,117	113%	601

Other income (deductions):
Interest income	8,662	4,118		70
Dividend income	4,884	3,963		40
Interest expense	(5,306)	(4,826)		(43)
Expenses associated with the implementation of early retirement programs **	(985)	(528)		(8)
Other income, net	2,822	7,548		23

Income before income taxes	83,968	75,392	111%	683

Provision for income taxes	(41,996)	(37,830)		(341)
Minority interests	1,788	(539)		14
Equity in earnings (losses) of associated companies	(4,446)	(1,193)		(36)

Net income	¥39,314	¥35,830	110%	$320

Net income, basic
per common share	18.38 yen	16.27 yen		$0.15
per ADS	18.38 yen	16.27 yen		$0.15
Net income, diluted
per common share	18.38 yen	16.27 yen		$0.15
per ADS	18.38 yen	16.27 yen		$0.15

(Parentheses indicate expenses, deductions or losses.)

* ** See Notes to consolidated financial statements on pages 12-13.

Supplementary Information
(Three months ended June 30)

	Yen (millions)			U.S. Dollars (millions)
	2007	2006		2007
Depreciation (tangible assets)	¥64,899	¥64,015		$528
Capital investment ***	¥86,773	¥68,345		$705
R&D expenditures	¥138,903	¥134,835		$1,129

Number of employees (June 30)	326,844	332,539

***	These figures are calculated on an accrual basis.

Matsushita Electric Industrial Co., Ltd.

Consolidated Balance Sheet **

June 30, 2007

With comparative figures for March 31, 2007

	Yen (millions)		U.S. Dollars (millions)
	June 30, 2007	March 31, 2007	June 30, 2007
Assets
Current assets:
Cash and cash equivalents	¥1,256,787	¥1,236,639	$10,218
Time deposits	86,059	225,458	700
Short-term investments	92,405	93,179	751
Trade receivables (notes and accounts) and other current assets	1,781,560	1,694,174	14,484
Inventories	1,109,143	949,399	9,017

Total current assets	4,325,954	4,198,849	35,170

Investments and advances	1,260,067	1,206,082	10,245
Property, plant and equipment, net of accumulated depreciation	1,688,704	1,642,293	13,729
Other assets	868,516	849,734	7,061

Total assets	¥8,143,241	¥7,896,958	$66,205

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term borrowings	¥202,574	¥223,190	$1,647
Trade payables (notes and accounts) and other current liabilities	2,733,518	2,518,677	22,224

Total current liabilities	2,936,092	2,741,867	23,871

Long-term debt	224,018	226,780	1,821
Other long-term liabilities	458,383	460,416	3,727
Minority interests	559,830	551,154	4,551
Common stock	258,740	258,740	2,104
Capital surplus	1,220,976	1,220,967	9,927
Legal reserve	90,072	88,588	732
Retained earnings	2,742,660	2,737,024	22,298
Accumulated other comprehensive income (loss) *	189,191	107,097	1,538
Treasury stock	(536,721)	(495,675)	(4,364)

Total liabilities, minority interests and stockholders’ equity	¥8,143,241	¥7,896,958	$66,205

* Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)		U.S. Dollars (millions)
	June 30, 2007	March 31, 2007	June 30, 2007
Cumulative translation adjustments	¥(32,842)	¥(99,538)	$(267)
Unrealized holding gains of available-for-sale securities	181,199	160,831	1,473
Unrealized gains (losses) of derivative instruments	(2,492)	862	(20)
Pension liability adjustments	43,326	44,942	352

**	See Notes to consolidated financial statements on pages 12-13.

Matsushita Electric Industrial Co., Ltd.

Consolidated Sales Breakdown *

(Three months ended June 30)

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
AVC Networks
Video and audio equipment	¥402.4	¥393.6	102%	$3,272
Information and communications equipment	522.3	488.0	107%	4,246

Subtotal	924.7	881.6	105%	7,518

Home Appliances	339.9	309.9	110%	2,763

Components and Devices	284.7	270.1	105%	2,315

MEW and PanaHome	385.7	367.4	105%	3,136

JVC	135.3	150.2	90%	1,100

Other	169.2	157.7	107%	1,375

Total	¥2,239.5	¥2,136.9	105%	$18,207

Domestic sales	1,078.0	1,061.9	102%	8,764
Overseas sales	1,161.5	1,075.0	108%	9,443

[Domestic/Overseas Sales Breakdown]

(in yen only)

	Domestic sales		Overseas sales
	Yen (billions)	Percentage 2007/2006	Yen (billions)	Percentage 2007/2006
	2007		2007
AVC Networks
Video and audio equipment	¥112.9	97%	¥289.5	104%
Information and communications equipment	251.9	107%	270.4	107%

Subtotal	364.8	104%	559.9	105%

Home Appliances	173.5	101%	166.4	121%

Components and Devices	96.2	98%	188.5	110%

MEW and PanaHome	313.6	103%	72.1	112%

JVC	34.4	82%	100.9	93%

Other	95.5	100%	73.7	118%

Total	¥1,078.0	102%	¥1,161.5	108%

*	See Notes to consolidated financial statements on pages 12-13.

Matsushita Electric Industrial Co., Ltd.

Consolidated Information by Segments *

(Three months ended June 30)

By Business Segment:

	Yen (billions)		Percentage 2007/2006	U.S. Dollars (millions)
	2007	2006		2007
[Sales]
AVC Networks	¥996.1	¥949.3	105%	$8,098
Home Appliances	349.4	312.5	112%	2,841
Components and Devices	348.2	335.4	104%	2,831
MEW and PanaHome	431.9	408.7	106%	3,511
JVC	138.0	154.5	89%	1,122
Other	359.5	359.4	100%	2,923

Subtotal	2,623.1	2,519.8	104%	21,326
Eliminations	(383.6)	(382.9)	—	(3,119)

Consolidated total	¥2,239.5	¥2,136.9	105%	$18,207

[Segment Profit]**
AVC Networks	¥38.9	¥35.3	110%	$316
Home Appliances	18.0	20.1	90%	146
Components and Devices	18.4	13.8	134%	150
MEW and PanaHome	9.9	6.4	153%	80
JVC	(6.7)	(2.9)	—	(54)
Other	13.8	13.7	100%	112

Subtotal	92.3	86.4	107%	750
Corporate and eliminations	(18.4)	(21.3)	—	(149)

Consolidated total	¥73.9	¥65.1	113%	$601

* **	See Notes to consolidated financial statements on pages 12-13.

Matsushita Electric Industrial Co., Ltd.

Consolidated Statement of Cash Flows *

(Three months ended June 30)

	Yen (millions)		U.S. Dollars (millions)
	2007	2006	2007
Cash flows from operating activities:
Net income	¥39,314	¥35,830	$320
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	73,986	72,653	602
Net (gain) loss on sale of investments	(608)	1,206	(5)
Minority interests	(1,788)	539	(15)
(Increase) decrease in trade receivables	2,442	43,202	20
(Increase) decrease in inventories	(131,079)	(95,146)	(1,066)
Increase (decrease) in trade payables	16,301	(22,369)	132
Increase (decrease) in retirement and severance benefits	(25,208)	(31,296)	(205)
Other	90,964	103,324	740

Net cash provided by operating activities	¥64,324	¥107,943	$523

Cash flows from investing activities:
(Increase) decrease in short-term investments	—	28,502	—
Proceeds from disposition of investments and advances	55,952	8,904	455
Increase in investments and advances	(82,293)	(88,404)	(669)
Capital expenditures	(95,051)	(91,673)	(773)
Proceeds from sale of fixed assets	10,775	27,639	88
(Increase) decrease in time deposits	141,534	(130,004)	1,151
Other	(12,976)	(1,922)	(106)

Net cash provided by (used in) investing activities	¥17,941	¥(246,958)	$146

Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(25,749)	5,832	(209)
Increase (decrease) in deposits and advances from employees	(40)	(5,211)	(0)
Increase (decrease) in long-term debt	(9,422)	(13,332)	(77)
Dividends paid	(32,194)	(22,095)	(262)
Dividends paid to minority interests	(8,594)	(7,850)	(70)
(Increase) decrease in treasury stock	(41,037)	(40,646)	(334)
Other	5,000	—	41

Net cash used in financing activities	¥(112,036)	¥(83,302)	$(911)

Effect of exchange rate changes on cash and cash equivalents	49,919	(3,455)	406

Net increase (decrease) in cash and cash equivalents	20,148	(225,772)	164
Cash and cash equivalents at beginning of period	1,236,639	1,667,396	10,054

Cash and cash equivalents at end of period	¥1,256,787	¥1,441,624	$10,218

*	See Notes to consolidated financial statements on pages 12-13.

Notes to consolidated financial statements:

1.	The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2.	In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of income and Note 4 for U.S. GAAP reconciliation.

3.	Comprehensive income was reported as a gain of 121,408 million yen ($987 million) for the first quarter of fiscal 2007, and a gain of 8,217 million yen for the first quarter of fiscal 2006. Comprehensive income includes net income and increases (decreases) in accumulated other comprehensive income (loss).

4.	Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of income.

5.	Regarding consolidated segment profit, expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

6.	The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company transferred its healthcare business to its consolidated subsidiary, Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, segment information for AVC Networks and Home Appliances of fiscal 2007 has been reclassified to conform with the presentation for fiscal 2008.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

AVC Networks

Panasonic AVC Networks Company, Panasonic Communications Co., Ltd.,

Panasonic Mobile Communications Co., Ltd., Panasonic Automotive Systems Company,

Panasonic System Solutions Company, Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Group, Lighting Company,

Matsushita Ecology Systems Co., Ltd.

Components and Devices

Semiconductor Company, Matsushita Battery Industrial Co., Ltd.,

Panasonic Electronic Devices Co., Ltd., Motor Company

MEW and PanaHome

Matsushita Electric Works, Ltd., PanaHome Corporation

JVC

Victor Company of Japan, Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Matsushita Welding Systems Co., Ltd.

7.	Number of consolidated subsidiaries: 641

8.	Number of companies reflected by the equity method: 70

9.	United States Dollar amounts are translated from yen for convenience at the rate of U.S. $1.00 = 123 yen, the approximate rate on the Tokyo Foreign Exchange Market on June 29, 2007.

10.	Each American Depositary Share (ADS) represents 1 share of common stock.

# # #

July 25, 2007

Matsushita Electric Industrial Co., Ltd.

Supplemental Consolidated Financial Data for Fiscal 2008

First Quarter, ended June 30, 2007

1. Sales breakdown for Fiscal 2008 First Quarter, ended June 30, 2007 yen (billions)

By Product Category	Total	08/07	Local currency basis 08/07	Domestic	08/07	Overseas	08/07	Local currency basis 08/07
Video and Audio Equipment	402.4	102%	96%	112.9	97%	289.5	104%	96%
Information and Communications Equipment	522.3	107%	103%	251.9	107%	270.4	107%	99%

AVC Networks	924.7	105%	100%	364.8	104%	559.9	105%	98%
Home Appliances	339.9	110%	105%	173.5	101%	166.4	121%	111%
Components and Devices	284.7	105%	100%	96.2	98%	188.5	110%	102%
MEW and PanaHome	385.7	105%	103%	313.6	103%	72.1	112%	102%
JVC	135.3	90%	83%	34.4	82%	100.9	93%	84%
Other	169.2	107%	105%	95.5	100%	73.7	118%	113%

Total	2,239.5	105%	101%	1,078.0	102%	1,161.5	108%	100%

The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, the year-on-year figures for AVC Networks and Home Appliances are based on the reclassified fiscal 2007 sales results for those product categories.

yen (billions)

	Fiscal 2008 First Quarter
Overseas Sales by Region		08/07	Local currency basis 08/07
North and South America	326.6	97%	92%
Europe	315.1	113%	101%
Asia	286.0	106%	98%
China	233.8	123%	116%

Total	1,161.5	108%	100%

2. Capital Investment, Depreciation and R&D Expenditures

Capital Investment**

<Consolidated>	yen (billions)

	Fiscal 2008 First Quarter
		08-07
AVC Networks	33.2	+14.1
Home Appliances	9.3	-0.7
* Components and Devices	30.9	+6.9
MEW and PanaHome	8.8	+0.7
JVC	1.9	-0.8
Other	2.7	-1.7

Total	86.8	+18.5

* semiconductors	13.6	+3.6
** These figures are calculated on an accrual basis.

Depreciation (Tangible assets)	yen (billions)

<Consolidated>	Fiscal 2008 First Quarter
		08-07
	64.9	+0.9

R&D Expenditures	yen (billions)

<Consolidated>	Fiscal 2008 First Quarter
		08-07
	138.9	+4.1

3. Foreign Currency Exchange Rates

<Export Rates>
	Fiscal 2007 First Quarter	Fiscal 2008 First Quarter
U.S. Dollars	¥115	¥118
Euro	¥140	¥157

<Rates Used for Consolidation>
	Fiscal 2007 First Quarter	Fiscal 2008 First Quarter
U.S. Dollars	¥115	¥121
Euro	¥144	¥163

<Foreign Currency Transaction> *	(billions)

	Fiscal 2007 First Quarter	Fiscal 2008 First Quarter
U.S. Dollars	US$0.8	US$0.6
Euro	€0.4	€0.3

*	These figures are based on the net foreign exchange exposure of the company.

4. Number of Employees

<Consolidated>	(persons)

	End of June 2006	End of March 2007	End of June 2007
Domestic	145,650	145,418	146,269
Overseas	186,889	183,227	180,575

Total	332,539	328,645	326,844

5. Other Information

(shares)

Issued Shares as of June 30, 2007	(a)	2,453,053,497
Treasury Stock as of June 30, 2007	(b)	323,121,019

Outstanding Shares (excluding treasury stock) as of June 30, 2007	(a-b)	2,129,932,478

	Fiscal 2007 Annual	Fiscal 2008 First Quarter
Net income per common share, basic	¥99.50	¥18.38
Net income per common share, diluted	¥99.50	¥18.38
Stockholders’ equity* per common share at the end of each period	¥1,824.89	¥1,861.52

*	Stockholders’ equity is calculated according to U.S. generally accepted accounting principles (U.S. GAAP).

6. Annual Forecast for Fiscal 2008, ending March 31, 2008

JVC will become an associated company under the equity method from a consolidated subsidiary in the second quarter of fiscal 2008. With this transition and JVC’s revision of financial forecast, the company revised its fiscal 2008 forecast.

A. Sales breakdown for Fiscal 2008 Forecast

Fiscal 2008 Forecast (as of April 27, 2007)	yen (billions)

By Product Category	Total	08/07	Local currency basis 08/07	Domestic	08/07	Overseas	08/07	Local currency basis 08/07
Video and audio equipment	1,740.0	104%	109%	470.0	101%	1,270.0	105%	113%
Information and communications equipment	2,120.0	102%	106%	1,040.0	101%	1,080.0	103%	111%

AVC Networks	3,860.0	103%	107%	1,510.0	101%	2,350.0	104%	112%
Home Appliances	1,240.0	101%	102%	685.0	100%	555.0	103%	104%
Components and Devices	1,130.0	100%	102%	395.0	100%	735.0	100%	104%
MEW and PanaHome	1,700.0	100%	101%	1,440.0	100%	260.0	99%	104%
JVC and Other	1,320.0	101%	103%	600.0	100%	720.0	102%	106%

Total	9,250.0	102%	104%	4,630.0	100%	4,620.0	103%	109%

Notes:

1.	The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, the year-on-year figures for AVC Networks and Home Appliances are based on the reclassified fiscal 2007 sales results for those product categories.

2.	Victor Company of Japan, Ltd.(JVC) has not yet announced its forecasts including sales for the year ending March 31, 2008 as of April 27, 2007. Therefore, the company will not disclose forecasts for JVC as a single product category but will state JVC and Other together, as “JVC and Other.” This does not mean a change of product category.

Fiscal 2008 Forecast (as of July 24, 2007)	yen (billions)

By Product Category	Total	08/07	Local currency basis 08/07	Domestic	08/07	Overseas	08/07	Local currency basis 08/07
Video and audio equipment	1,740.0	104%	109%	470.0	101%	1,270.0	105%	113%
Information and communications equipment	2,120.0	102%	106%	1,040.0	101%	1,080.0	103%	111%

AVC Networks	3,860.0	103%	107%	1,510.0	101%	2,350.0	104%	112%
Home Appliances	1,240.0	101%	102%	685.0	100%	555.0	103%	104%
Components and Devices	1,130.0	100%	102%	395.0	100%	735.0	100%	104%
MEW and PanaHome	1,700.0	100%	101%	1,440.0	100%	260.0	99%	104%
JVC	180.0	28%	28%	55.0	30%	125.0	27%	27%
Other	670.0	100%	101%	405.0	96%	265.0	108%	109%

Total	8,780.0	96%	99%	4,490.0	97%	4,290.0	96%	100%

The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, the year-on-year figures for AVC Networks and Home Appliances are based on the reclassified fiscal 2007 sales results for those product categories.

Overseas Sales	yen (billions)

By Region	Fiscal 2008 Forecast (as of April 27, 2007)			Fiscal 2008 Forecast (as of July 24, 2007)
		08/07	Local currency basis 08/07		08/07	Local currency basis 08/07
North and South America	1,420.0	103%	109%	1,302.0	94%	100%
Europe	1,270.0	104%	110%	1,132.0	93%	98%
Asia	1,080.0	101%	107%	1,024.0	96%	101%
China	850.0	103%	106%	832.0	101%	104%

Total	4,620.0	103%	109%	4,290.0	96%	100%

B. Segment Information

<Consolidated> Fiscal 2008 Forecast (as of April 27, 2007)	yen (billions)

	Sales	08/07	Segment profit	% of sales	08/07
AVC Networks	4,180.0	103%	250.0	6.0%	114%
Home Appliances	1,260.0	101%	86.0	6.8%	103%
Components and Devices	1,390.0	101%	105.0	7.6%	105%
MEW and PanaHome	1,860.0	100%	84.0	4.5%	106%
JVC and Other	2,150.0	101%	63.0	2.9%	115%

Total	10,840.0	101%	588.0	5.4%	110%

Corporate and eliminations	-1,590.0	—	-88.0	—	—

Consolidated total	9,250.0	102%	500.0	5.4%	109%

Notes:

1.	As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

2.	The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, the year-on-year figures for the AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 results for those business segments.

3.	JVC has not yet announced its forecasts including sales and segment profits for the year ending March 31, 2008 as of April 27, 2007. Therefore, the company will not disclose forecasts for JVC as a single segment but will state JVC and Other together, as “JVC and Other.” This does not mean a change of business segment.

<Consolidated> Fiscal 2008 Forecast (as of July 24, 2007)	yen (billions)

	Sales	08/07	Segment profit	% of sales	08/07
AVC Networks	4,180.0	103%	250.0	6.0%	114%
Home Appliances	1,260.0	101%	86.0	6.8%	103%
Components and Devices	1,390.0	101%	105.0	7.6%	105%
MEW and PanaHome	1,860.0	100%	84.0	4.5%	106%
JVC	186.0	29%	-12.0	-6.5%	—
Other	1,490.0	100%	52.0	3.5%	86%

Total	10,366.0	97%	565.0	5.5%	105%

Corporate and eliminations	-1,586.0	—	-88.0	—	—

Consolidated total	8,780.0	96%	477.0	5.4%	104%

Notes:

1.	As the company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), financial data for the MEW and PanaHome segment and JVC segment are also calculated according to these principles.

2.	The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, the year-on-year figures for the AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 results for those business segments.

C. Capital Investment, Depreciation and R&D Expenditures

Capital Investment

<Consolidated>	yen (billions)

	Fiscal 2008 Forecast (as of April 27, 2007)
		08-07
AVC Networks	203.0	+52.3
Home Appliances	56.0	+8.1
Components and Devices	135.0	+0.1
MEW and PanaHome	45.0	+5.7
JVC and Other	31.0	-14.5

Total	470.0	+51.7

JVC has not yet announced its forecasts including capital expenditures for the year ending March 31, 2008 as of April 27, 2007. Therefore, the company will not disclose forecasts for JVC as a single segment but will state JVC and Other together, as “JVC and Other.” This does not mean a change of category.

			yen (billions)

			Fiscal 2008 Forecast (as of July 24, 2007)
				08-07
AVC Networks			203.0	+52.3
Home Appliances			56.0	+8.1
Components and Devices			135.0	+0.1
MEW and PanaHome			45.0	+5.7
JVC			3.0	-9.6
Other			18.0	-14.9

Total			460.0	+41.7

Depreciation (Tangible assets)			yen (billions)

<Consolidated>	Fiscal 2008 Forecast (as of April 27, 2007)		Fiscal 2008 Forecast (as of July 24, 2007)
		08-07		08-07
	310.0	+29.8	300.0	+19.8

R&D Expenditures			yen (billions)

<Consolidated>	Fiscal 2008 Forecast (as of April 27, 2007)		Fiscal 2008 Forecast (as of July 24, 2007)
		08-07		08-07
	580.0	+1.9	556.0	-22.1

D. Foreign Currency Transaction*

	(billions)

	Fiscal 2008 Forecast (as of April 27, 2007)	Fiscal 2008 Forecast (as of July 24, 2007)
U.S. Dollars	US$3.5	US$3.5
Euro	€1.5	€1.4

*	These figures are based on the net foreign exchange exposure of the company.

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1>

Sales by Products

The following are sales of major products to outside customers, and do not include internal sales.

As such, amounts herein do not correspond to those in Segment information.

<Consolidated>	yen (billions)

		Fiscal 2008 First Quarter
	Products	Sales	08/07
AVC Networks	VCRs	27.3	84%
	Digital cameras	60.0	137%
	TVs	211.7	95%
	Plasma TVs	128.9	99%
	LCD TVs	57.1	109%
	DVD recorders	29.3	122%
	Audio equipment	30.2	81%
	Information equipment	348.3	110%
	Communications equipment	174.0	101%
	Mobile communications equipment	87.3	106%
Home Appliances	Air conditioners	100.2	115%
	Refrigerators	29.0	109%
Components and Devices	General components	114.2	109%
	Semiconductors *	112.3	102%
	Batteries	75.3	108%
Other	FA equipment	52.8	97%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2008 is 477.0 billion yen, up 9% from fiscal 2007.

Notes:

The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, the year-on-year figure for Information equipment is based on the reclassified fiscal 2007 sales results for those product categories.

<Attachment 2>

Financial data for the primary domain companies

<Business domain company basis>

<Sales and domain company profit by business domain company (production division basis)>

Fiscal 2008 First Quarter Results	yen (billions)

	Sales		Domain company profit
		08/07		08/07	% of Sales
Panasonic AVC Networks Company	460.1	107%	14.3	115%	3.1%
Panasonic Communications Co., Ltd.	129.2	111%	2.0	41%	1.6%
Panasonic Mobile Communications Co., Ltd.	108.4	103%	-1.6	—	-1.5%
Panasonic Electronic Devices Co., Ltd.	129.8	109%	9.3	126%	7.2%

From fiscal 2008, PC optical disc drive business of Panasonic Shikoku Electronics Co.,Ltd. was transferred to Panasonic Communications Co., Ltd.

<Capital Investment>*

Fiscal 2008 First Quarter Results	yen (billions)

	Capital Investment
		08-07
Panasonic AVC Networks Company	25.7	+14.0
Panasonic Communications Co., Ltd.	2.0	-0.7
Panasonic Mobile Communications Co., Ltd.	0.5	-0.5
Panasonic Electronic Devices Co., Ltd.	9.3	+1.8

*	These figures are calculated on an accrual basis.

<Attachment 3> Reference

Segment information for fiscal 2007 through fiscal 2008

<Consolidated>

Fiscal 2008 Results

Sales	yen (billions)

	Fiscal 2008
	First Quarter	08/07
AVC Networks	996.1	105%
Home Appliances	349.4	112%
Components and Devices	348.2	104%
MEW and PanaHome	431.9	106%
JVC	138.0	89%
Other	359.5	100%
Total	2,623.1	104%
Corporate and eliminations	-383.6	—
Consolidated total	2,239.5	105%

Segment profit	yen (billions)

	Fiscal 2008
	First Quarter	08/07
AVC Networks	38.9	110%
Home Appliances	18.0	90%
Components and Devices	18.4	134%
MEW and PanaHome	9.9	153%
JVC	-6.7	—
Other	13.8	100%
Total	92.3	107%
Corporate and eliminations	-18.4	—
Consolidated total	73.9	113%

The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, the year-on-year figures for the AVC Networks and Home Appliances segments are based on the reclassified fiscal 2007 results for those business segments.

Fiscal 2007 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
AVC Networks	949.3	103%	967.6	99%	1,916.9	101%	1,148.8	102%	998.4	101%	2,147.2	102%	4,064.1	101%
Home Appliances	312.5	101%	297.5	111%	610.0	105%	323.8	102%	313.3	107%	637.1	105%	1,247.1	105%
Components and Devices	335.4	100%	349.9	101%	685.3	101%	360.9	101%	331.5	100%	692.4	101%	1,377.7	101%
MEW and PanaHome	408.7	106%	482.5	107%	891.2	106%	467.0	107%	500.5	105%	967.5	106%	1,858.7	106%
JVC	154.5	102%	172.7	93%	327.2	97%	177.8	83%	141.6	93%	319.4	87%	646.6	92%
Other	359.4	124%	391.7	119%	751.1	121%	350.9	109%	382.0	102%	732.9	105%	1,484.0	113%
Total	2,519.8	105%	2,661.9	104%	5,181.7	105%	2,829.2	102%	2,667.3	102%	5,496.5	102%	10,678.2	103%
Corporate and eliminations	-382.9	—	-409.3	—	-792.2	—	-392.4	—	-385.4	—	-777.8	—	-1,570.0	—
Consolidated total	2,136.9	104%	2,252.6	102%	4,389.5	103%	2,436.8	102%	2,281.9	102%	4,718.7	102%	9,108.2	102%

Segment profit	yen (billions)

	First Half						Second Half						Fiscal 2007
	First Quarter	07/06	Second Quarter	07/06	First Half	07/06	Third Quarter	07/06	Fourth Quarter	07/06	Second Half	07/06		07/06
AVC Networks	35.3	121%	66.6	117%	101.9	119%	70.9	121%	47.2	97%	118.1	110%	220.0	114%
Home Appliances	20.1	112%	19.8	97%	39.9	104%	19.0	79%	24.2	190%	43.2	118%	83.1	111%
Components and Devices	13.8	236%	36.8	132%	50.6	150%	25.6	98%	23.7	111%	49.3	104%	99.9	123%
MEW and PanaHome	6.4	146%	26.1	108%	32.5	114%	24.9	108%	21.5	102%	46.4	105%	78.9	109%
JVC	-2.9	—	1.9	—	-1.0	—	0.5	36%	-5.2	—	-4.7	—	-5.7	—
Other	13.7	149%	18.2	93%	31.9	111%	12.1	90%	16.5	83%	28.6	85%	60.5	97%
Total	86.4	136%	169.4	115%	255.8	121%	153.0	104%	127.9	106%	280.9	105%	536.7	112%
Corporate and eliminations	-21.3	—	-27.1	—	-48.4	—	-17.2	—	-11.6	—	-28.8	—	-77.2	—
Consolidated total	65.1	141%	142.3	114%	207.4	121%	135.8	105%	116.3	102%	252.1	104%	459.5	111%

The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, segment information for the AVC Networks and Home Appliances segments have been reclassified.

<Attachment 4> Reference

Segment information for fiscal 2006

<Consolidated>

Fiscal 2006 Results

Sales	yen (billions)

	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	918.2	101%	972.6	99%	1,890.8	100%	1,129.8	108%	984.1	105%	2,113.9	106%	4,004.7	103%
Home Appliances	310.5	100%	268.2	98%	578.7	99%	316.2	103%	293.4	103%	609.6	103%	1,188.3	101%
Components and Devices	333.8	83%	347.0	89%	680.8	86%	356.8	100%	330.7	103%	687.5	102%	1,368.3	93%
MEW and PanaHome	384.8	102%	452.6	107%	837.4	105%	435.1	103%	474.7	102%	909.8	103%	1,747.2	104%
JVC	151.5	86%	184.8	100%	336.3	93%	214.1	100%	152.7	98%	366.8	99%	703.1	96%
Other	289.7	115%	329.1	115%	618.8	115%	322.7	129%	373.8	158%	696.5	143%	1,315.3	128%
Total	2,388.5	98%	2,554.3	101%	4,942.8	99%	2,774.7	107%	2,609.4	109%	5,384.1	108%	10,326.9	104%
Corporate and eliminations	-340.3	—	-343.3	—	-683.6	—	-376.3	—	-372.7	—	-749.0	—	-1,432.6	—
Consolidated total	2,048.2	97%	2,211.0	100%	4,259.2	99%	2,398.4	104%	2,236.7	107%	4,635.1	105%	8,894.3	102%

Segment profit													yen (billions)

	First Half						Second Half						Fiscal 2006
	First Quarter	06/05	Second Quarter	06/05	First Half	06/05	Third Quarter	06/05	Fourth Quarter	06/05	Second Half	06/05		06/05
AVC Networks	29.0	165%	56.9	109%	85.9	123%	58.6	223%	48.5	145%	107.1	179%	193.0	149%
Home Appliances	18.0	102%	20.4	114%	38.4	108%	23.9	113%	12.8	79%	36.7	98%	75.1	103%
Components and Devices	5.9	37%	27.8	117%	33.7	85%	26.0	287%	21.4	233%	47.4	259%	81.1	140%
MEW and PanaHome	4.4	90%	24.1	116%	28.5	111%	23.1	114%	21.1	101%	44.2	108%	72.7	109%
JVC	-2.9	—	-1.1	—	-4.0	—	1.3	19%	-3.1	—	-1.8	—	-5.8	—
Other	9.2	115%	19.5	241%	28.7	178%	13.5	152%	20.0	150%	33.5	151%	62.2	162%
Total	63.6	96%	147.6	119%	211.2	111%	146.4	158%	120.7	132%	267.1	145%	478.3	128%
Corporate and eliminations	-17.6	—	-22.5	—	-40.1	—	-17.0	—	-6.9	—	-23.9	—	-64.0	—
Consolidated total	46.0	106%	125.1	111%	171.1	109%	129.4	147%	113.8	178%	243.2	160%	414.3	134%

Notes:

1.	Under the collaboration with MEW, the company reorganized business and sales channels in such areas as electrical construction materials, building equipment and home appliances. Accordingly, the year-on-year figures for the Home Appliances and MEW and PanaHome segments are based on the reclassified fiscal 2005 results for those business segments.

2.	The company transferred its healthcare business to its consolidated subsidiary Panasonic Shikoku Electronics Co., Ltd. at April 1, 2007. Accordingly, segment information for the AVC Networks and Home Appliances segments have been reclassified.

July 25, 2007

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Munetsugu Takeda (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-305)

Matsushita to Absorb Wholly-Owned Subsidiary

Osaka, Japan, July 25, 2007 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand, today announced that the Company will absorb Matsushita Technoresearch, Inc., a wholly-owned subsidiary of MEI.

The merger is expected to take effect on October 1, 2007, at which point Matsushita Technoresearch, Inc. will be merged into MEI.

Details of the merger are outlined below.

1. Purpose of merger

Matsushita Technoresearch, Inc. implements the analysis, physical assessment, and funded research and sales of research results on industrial materials and natural chemical substances.

Through this merger, MEI will strengthen its research & development structure for its strategic devices including display devices from the aspect of materials and processes, thereby accelerating its speed of R&D.

2. Details of merger

(1) Merger schedule

July 25, 2007	Board of Directors meet to vote on merger
July 25, 2007	Signing of merger agreement
October 1, 2007 (planned)	Effective date of merger

(Note: The merger will be conducted through the simplified procedures provided under the Company Law of Japan, by which resolutions of the shareholders’ meeting of MEI and Matsushita Technoresearch, Inc. will not be made.)

(2)	Method of merger

MEI, as the continuing company, will absorb Matsushita Technoresearch, Inc., which will be subsequently dissolved.

(3)	Treatment of stock acquisition rights and convertible bonds of the expiring company

There are no stock acquisition rights or convertible bonds issued by Matsushita Technoresearch, Inc.

3. Basic information of MEI and Matsushita Technoresearch, Inc.

(As of March 31, 2007)

Trade Name	MEI (company to absorb)		Matsushita Technoresearch, Inc. (company to be absorbed)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Analysis, physical assessment and funded research and sales of research results on industrial materials and natural chemical substances

Date of Incorporation	December 15, 1935		March 22,1983

Principal Office	Kadoma-shi, Osaka, Japan		Kadoma-shi, Osaka, Japan

Representative	Fumio Ohtsubo, President		Hidetsugu Asada, President

Capital Stock (million yen)	258,740		200

Shares Issued	2,453,053,497		4,000

Shareholders’ Equity (million yen)	3,916,741 (consolidated basis)		698

Total Assets (million yen)	7,896,958 (consolidated basis)		1,232

Financial Closing Date	March 31		March 31

Major Shareholders and Shareholdings	Moxley & Co.	7.71%	MEI 100%
	The Master Trust Bank of Japan, Ltd.
	(Trust account)	5.13%
	Japan Trustee Services Bank, Ltd.
	(Trust account)	3.42%
	State Street Bank and Trust Co.	2.78%
	Nippon Life Insurance Co.	2.73%

Note: Amounts less than one million yen have been rounded to the nearest whole million yen amount.

4. Effects of merger on MEI’s financial results

Trade Name	MEI
Principal Lines of Business	Manufacture and sale of electronic and electric equipment
Principal Office	Kadoma-shi, Osaka, Japan
Representative	Fumio Ohtsubo, President
Capital Stock (million yen)	No change is made by the merger.
Financial Closing Date	March 31
Influence on Financial Outlook	There shall be no change in the financial outlook for fiscal 2008, ending March 31, 2008.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Matsushita Group; the possibility that the Matsushita Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, and deferred tax assets; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group. The factors listed above are not all-inclusive and further information is contained in Matsushita’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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